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                  REQUEST TO WITHDRAW REGISTRATION STATEMENT


                                                   November 12, 2002

FILED VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


         Re: Request to Withdraw Post-Effective Amendment No. 1 on Form S-8 to
             Form S-4 Registration Statement of Citigroup Inc.
             (File No.: 333-89442)
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Ladies and Gentlemen:


             Pursuant to Rule 477(a) of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the "1933 Act"), Citigroup Inc., a Delaware corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of Post-Effective Amendment No. 1 on Form S-8 to Form S-4 Registration Statement filed by the Registrant with the Securities and Exchange Commission (the "SEC") on November 7, 2002 (the "Post-Effective Amendment").

             The original Registration Statement on Form S-4 was filed in connection with the merger of Golden State Bancorp Inc. with and into a wholly owned subsidiary of the Registrant on May 31, 2002. On November 7, 2002, the Registrant filed the Post-Effective Amendment intending to cover shares issuable under the Golden State Bancorp Inc. Omnibus Stock Plan and the Golden State Bancorp Inc. Stock Option and Long-Term Performance Incentive Plan. However, upon determining that the number of shares under the Registration Statement on Form S-4 left after the merger would be insufficient to cover the issuance of shares under those plans, the Registrant is filing an S-8 concurrently with the filing of this request to cover those plans and hereby submits this application for withdrawal of the Post-Effective Amendment.

             As of the date hereof, the Registrant has not issued any securities pursuant to the Post-Effective Amendment.

             Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.





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              Please direct any questions or comments relating to this filing to the undersigned at (212) 793-7306.

                                              Sincerely,

                                              /s/ Craig S. Barrack
                                              ---------------------
                                         Name:  Craig S. Barrack
                                         Title: Assistant Secretary